Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

March 23, 2007

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE			3
	1.1	Name and Incorporation		3
	1.2	Intercorporate Relationships		3

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS			4
	2.1	Three Year History		4

ITEM 3.	DESCRIPTION OF THE BUSINESS			4
	3.1	Our Business Strategy		4
	3.2	Growth Strategy		5
	3.3	Business Overview		5
	3.4	Our Product Pipeline		6
		3.4.1	Pipeline Table	6
		3.4.2	LHRH Antagonists	7
		3.4.3	Signal Transduction Inhibitors	13
		3.4.4	Tumor targeting (Cytotoxic Conjugates) and Cytotoxics	17
		3.4.5	Tubulin Inhibitors / Vascular Targeting Agents	19
		3.4.6	GH-RH Modulators	20
		3.4.7	Immunotherapy / Vaccines	22
		3.4.8	Drug Discovery	23
	3.5	Strategic Alliances		23
	3.6	Intellectual Property - Patents		25
	3.7	Risk Factors		27

ITEM 4.	DIVIDENDS			27
	4.1	Dividends		27

ITEM 5.	GENERAL DESCRIPTION OF CAPITAL STRUCTURE			28
	5.1	General Description of Capital Structure		28

ITEM 6.	MARKET FOR SECURITIES			28
	6.1	Trading Price and Volume		28

ITEM 7.	DIRECTORS AND OFFICERS			29
	7.1	Directors		29
	7.2	Executive Officers		30

ITEM 8.	LEGAL PROCEEDINGS			31
	8.1	Legal Proceedings		31

ITEM 9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS			31

ITEM 10.	TRANSFER AGENT AND REGISTRAR			32
	10.1	Transfer Agent and Registrar		32

ITEM 11.	MATERIAL CONTRACTS			32
	11.1	Material Contracts		32

ITEM 12.	INTERESTS OF EXPERTS AND AUDIT COMMITTEE DISCLOSURE			32
	12.1	Names and Interest of Experts		32
	12.2	Audit Committee Disclosure		32

ITEM 13.	ADDITIONAL INFORMATION			34
	13.1	Additional Information		34

ITEM 14.	FORWARD-LOOKING STATEMENTS			34
	14.1	Forward-Looking Statements		34

SCHEDULE A – AUDIT COMMITTEE CHARTER				36

INTERPRETATION NOTE

In this Annual Information Form, unless the context otherwise requires, the terms « we », « us », « our », « Æterna Zentaris” and the “Company” refer to Æterna Zentaris Inc. on a consolidated basis, including its subsidiaries and divisions and their respective predecessors. Unless otherwise indicated, the information presented in this Annual Information Form is given as at March 1, 2007.

ITEM 1.                                                     CORPORATE STRUCTURE

1.1                               Name and Incorporation

The Company was incorporated on September 12, 1990, pursuant to the Canada Business Corporations Act under the corporate name of 171162 Canada Inc., which name was changed under Articles of Amendment dated September 26, 1991 to Les Laboratoires Æterna Inc. On May 26, 2004, the Company modified its Articles of Amendment and changed its name to Æterna Zentaris Inc. (“Æterna Zentaris” or the “Company”) as well as to:

i)                                        create a new class of shares, being an unlimited number of Common Shares;

ii)                                     change each issued and outstanding Subordinate Voting Share into one Common Share; and

iii)                                  cancel the Subordinate Voting Shares and the Multiple Voting Shares as a class.

The authorized share capital of the Company consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series.

Our head office is located at 1405 Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5. Our telephone number is (418) 652-8525 and our facsimile number is (418) 652-0881. Our web site is www.aeternazentaris.com. Any information or documents on our Web site are not, however, included in, nor shall any of such information or documents be deemed to be incorporated by reference into, this Annual Information Form.

1.2                               Intercorporate Relationships

The Æterna Zentaris headquarters are based in Quebec City, Canada, with two wholly-owned subsidiaries; Zentaris GmbH (“Zentaris”) based in Frankfurt, Germany and Echelon Biosciences, Inc. (“Echelon”) based in Salt Lake City, Utah in the United States. These three companies form the Continuing Biopharmaceutical Operations.

During 2006, we sold a partial interest in Atrium Biotechnologies Inc. (“Atrium”), our former subsidiary and subsequent to year-end, we distributed our remaining interest in Atrium to our shareholders.

Atrium was founded at the end of 1999 to develop, manufacture and market active ingredients, specialty chemicals and finished products in the health and personal care industry. Since its inception, Atrium completed many accretive acquisitions and grew steadily over the years.

On April 6, 2005, Atrium completed its initial public offering in Canada and began trading on the Toronto Stock Exchange the “TSX” under the ticker symbol “ATB”.

Throughout 2006, as part of a thorough, strategic planning process, the management and board of directors of Æterna Zentaris made the decision to spin-off Atrium in two phases. On September 19, 2006, we initiated the first phase, a secondary offering to sell 3,485,000 Subordinate Voting Shares of Atrium at a price of CAN$ 15.80 per share. This secondary offering closed on October 18, 2006, generating net proceeds of nearly $45 million to Æterna Zentaris. With this transaction closed, our remaining interest in Atrium was 11,052,996 Subordinate Voting Shares representing 36.1% of its issued and outstanding shares. Therefore, we no longer had a controlling interest in Atrium as of October 18, 2006.

The second phase was to distribute our remaining interest in Atrium to our Shareholders; referred to as a reduction of the stated capital of Atrium.

On December 15, 2006, the Company’s shareholders approved a reduction of the stated capital of its common shares in an amount equal to the fair market value of its remaining interest in Atrium by way of a special distribution in kind to all Æterna Zentaris shareholders. This special distribution was completed on January 2, 2007. For each common share held as of the Record Date of December 29, 2006, Æterna Zentaris shareholders received 0.2078824 Subordinate Voting Shares of Atrium.

ITEM 2.                                                     GENERAL DEVELOPMENT OF THE BUSINESS

2.1                               Three Year History

We are a late-stage, global biopharmaceutical company focused on endocrine therapy and oncology. On December 30, 2002, we acquired Zentaris, a biopharmaceutical company based in Frankfurt, Germany. Zentaris was a spin-off of Degussa AG and Asta Medica GmbH, a former pharmaceutical company. With this acquisition, the Company changed its risk profile and inherited an extensive and robust product pipeline with capabilities from drug discovery to commercialization with a particular focus on endocrine therapy and oncology. As part of the acquisition, we also inherited a very experienced pharmaceutical team along with a network of strategic pharmaceutical partners.

In May 2004, we changed our name to Æterna Zentaris Inc.

In early January 2005, we acquired Echelon inclusive of a product pipeline focused on the emerging field of transduction signalling technology thus mainly providing us with complementary strategic fit to our drug discovery activities specifically relating to signal transduction modulators.

During the last three years, we advanced our robust product development pipeline with a focus on our lead product candidates: cetrorelix, ozarelix and perifosine, as well as our promising, targeted earlier-stage programs with high potential.

After the completion of a thorough review process, whereby we examined a number of strategic alternatives for how best to pursue and implement the Company’s business plan, we undertook and completed the divestiture of our interest in Atrium and we emerged in January 2007 as a late-stage, pure-play biopharmaceutical company with a strategic focus on endocrine therapy and oncology.

ITEM 3.                                                     DESCRIPTION OF THE BUSINESS

3.1                               Our Business Strategy

Æterna Zentaris Inc. is a late-stage, global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

Our strategy is to aggressively advance our robust product development pipeline with a focus on our lead product candidates:  cetrorelix, ozarelix and perifosine, as well as our promising targeted earlier-stage programs with high potential.

For 2007, our strategy is to continue to market Cetrotide® (cetrorelix) in collaboration with Merck Serono on a world-wide ex-Japan basis and with Shinogi in Japan. Cetrotide® is sold for in vitro fertilization and on the market in more than 80 countries. In addition, we will continue to advance cetrorelix in our Phase 3 program for benign prostatic hyperplasia (BPH) and our partner Solvay Pharmaceuticals (“Solvay”) will pursue its late stage program in endometriosis.

In addition, we intend to further advance ozarelix with the collaboration of our partner Spectrum Pharmaceuticals (“Spectrum”) in BPH with the goal of reaching late-stage development by the end of 2007, as well as continue our Phase 2 program in hormone-dependent inoperable prostate cancer.

With respect to perifosine, we, along with our partner, Keryx Biopharmaceuticals (“Keryx”) will continue development in multiple Phase 1 and 2 trials in oncology.  Our goal is to initiate one pivotal trial by the end of the year, dependant on the positive outcome of several Phase 2 ongoing trials.

We also intend to further advance our earlier-stage product candidates with high potential during the year including AN-152 and ZEN-012 both in oncological indications.

Furthermore, we believe we will continue to benefit from Impavido sales and from our reagent business,at Echelon.  We intend to continue to seek pharmaceutical partnerships in Asia as well as leverage on our non-core assets.

With this strategy, our expertise and depth, our strategic alliances and financial resources, it is our long-term goal to emerge as a fully integrated specialist-driven global biopharmaceutical company with a strategic focus on endocrine therapy and oncology.

3.2                               Growth Strategy

We are a growing late-stage biopharmaceutical company with a focus in endocrine therapy and oncology with proven expertise in drug discovery, pharmaceutical development and commercialization.

We are committing our resources, our management expertise and depth and our strategic alliances to aggressively advancing our product pipeline.

Ultimately, our objective is to emerge as a fully-integrated specialist-driven biopharmaceutical company with a strategic focus on endocrine therapy and oncology.

3.3                               Business Overview

We are focused on advancing our product pipeline with a focus on endocrine therapy and oncology. We believe that we have a proven expertise in drug discovery, pharmaceutical development and commercialization.

We believe that the LHRH antagonist and the signal transduction inhibitor therapeutic approaches are the value drivers of our biopharmaceutical activities and have the potential to target large market opportunities. Our LHRH antagonists include cetrorelix involved in in vitro fertilization (IVF), endometriosis and BPH and ozarelix which targets BPH and prostate cancer. In addition, our signal transduction inhibitors include our lead compound perifosine targeting multiple types of cancer.

Cetrorelix is our lead LHRH antagonist and is currently marketed by our partners Merck Serono and Shionogi & Co Ltd (“Shionogi”) for in vitro fertilization under the brand name Cetrotide®.

Cetrorelix is in late-stage development in endometriosis with our worldwide (ex-Japan) partner Solvay. The endometriosis program, a five-study program was initiated in 2005. Two of the five studies are currently under analysis. Importantly, we regained the worldwide (ex-Japan) BPH rights from Solvay in early 2006. During 2006, we had a successful end-of Phase 2 meeting with the FDA, submitted an Investigational New Drug (IND) application and received acceptance of our IND from the FDA for a 1500-patient, Phase 3 program in BPH.  We then initiated in early 2007 our first of three studies in the United States for this indication.

Ozarelix is our fourth-generation LHRH antagonist aiming at extended suppression of testosterone levels, without requiring a sophisticated depot formulation for long-lasting activity. Highly statistically significant results of Phase 2 trials both in BPH and in hormone-dependent inoperable prostate cancer were announced in 2006. A Phase 2b study in the BPH indication was initiated by our partner Spectrum in

January 2007 and will include nearly 70 patients.  An additional Phase 2 study with ozarelix in hormone-dependent inoperable prostate cancer was also initiated to verify and optimize the findings of our previous study, completed in 2006. Both studies are funded by our partner Spectrum who has exclusive rights to ozarelix in North America and India.

Perifosine, our lead signal transduction inhibitor, is an orally-active first-in-class alkylphosphocholine that demonstrated interactions with vital signal transduction mechanisms in tumor cells and showed induction of apoptosis. Perifosine has also shown anti-tumor activity in several monotherapy trials. Perifosine is being investigated in over ten Phase 1 and 2 clinical trials in monotherapy as well as in combination with chemotherapy, biologics or radiotherapy.

We also have several preclinical and clinical programs under way with various potential development candidates. We also benefit from an important drug discovery unit which includes high throughput screening systems and a library of nearly 120,000 compounds.

3.4                               Our Product Pipeline

3.4.1                     Pipeline Table

Partners in major geographies
Category	Product	Indications	Preclinical	Phase 1	Phase 2	Phase 3	Marketed	America	Europe	Japan
Value drivers	Cetrorelix	BPH				•		AEZS	AEZS	Shionogi
	Cetrorelix	Endometriosis				•		Solvay	Solvay	Shionogi
	Ozarelix	Prostate cancer, BPH			•			Spectrum	AEZS	Nippon Kayaku in Oncology
	Perifosine	Multiple cancers						Keryx	AEZS	AEZS
Oncology	AN-152	Ovarian, endometrium, breast cancer		•				AEZS	AEZS	AEZS
	ZEN-012	Multiple cancers		•				AEZS	AEZS	AEZS
	AN-215	Solid tumours	•					AEZS	AEZS	AEZS
	AN-238	Solid tumours	•					AEZS	AEZS	AEZS
	Erk/PI3K inhibitors	Multiple cancers	•					AEZS	AEZS	AEZS
	Erucylphosphocholine	Multiple cancers	•					Keryx	AEZS	AEZS
	GH-RH antagonists	Multiple cancers	•					AEZS	AEZS	AEZS
	Vaccines	Prostate cancer, melanoma	•					AEZS	AEZS	AEZS
Endocrinology	Cetrotide® (cetrorelix)	In vitro fertilization					•	Merck Serono	Merck Serono	Shionogi/Nippon Kayaku
	EP-1572	Cachexia, GH disorders		•				Ardana	Ardana	Ardana
	Ghrelin antagonist	Obesity	•					AEZS	AEZS	AEZS
	Oral LHRH peptidomimetics	Cancer, endometriosis, BPH	•					AEZS	AEZS	AEZS
Infectious diseases	Impavido® (miltefosine)	Leishmaniasis (cutaneous, visceral)					•	Roche/ Tecnofarma	Action Medeor/ Paesel + Lorei	AEZS

AEZS rights belong to Æterna Zentaris

3.4.2                     LHRH Antagonists

Cetrorelix

Cetrorelix is a peptide-based active substance which was developed in cooperation with Nobel Laureate Professor Andrew Schally of Tulane University in New Orleans. This compound is an LHRH antagonist (LHRH also known as GnRH) that blocks the pituitary LHRH receptors resulting in a rapid decrease of sexual hormone levels. Moreover, cetrorelix allows the LHRH receptors on the pituitary gland to be blocked gradually. Conversely, the side effects usually associated with the use of agonists and resulting from total hormone withdrawal can be avoided in conditions that do not require a castrating degree of hormone withdrawal. Therefore, in contrast to treatment with agonists, LHRH antagonists permit dose-dependent hormone suppression which is of critical importance for the tolerability of hormonal therapy.

The mode of action of cetrorelix and the distinction between LHRH antagonists and LHRH agonists

LHRH is released by the hypothalamus in the brain and controls the production of sex hormones (i.e. testosterone in the testes and estrogen and progesterone in ovaries) via the activation of LHRH receptors located on the pituitary gland (hypophysis).

When using LHRH agonists, the LHRH receptors on the pituitary gland are stimulated leading to an initial increased secretion of the hormones LH and FSH, which in turn regulate formation of testosterone and estrogen. The increase or surge of hormonal levels induces a “flare-up” effect that can last up to three weeks until the pituitary markedly decreases the release of LH and FSH by desensitization and depletion of LHRH receptors (i.e. down-regulation) resulting in a considerable drop in testosterone and estrogen levels. Though the initial flare-up effect is limited in time, it can sometimes cause, depending on the nature and stage of the particular disorder, considerable additional symptoms or even life-threatening complications, which in turn require additional therapeutic intervention. By simultaneous administration of  anti-androgens, the flare-up effect can be attenuated. However, this additional treatment also bears the risk of certain side effects, e.g. disturbances of the function of the stomach, intestines and liver.

During full hormone suppression, LHRH agonists reduce the male sex hormones to ranges below castration level. In women, the hormone levels are far below the ranges observed after the end of the climacteric. Treatment with an LHRH agonist, therefore, is regularly associated with side effects such as hot flashes, depression, muscle weakness, loss of libido and, particularly in women, osteoporosis and ovarian cysts. At the end of treatment, it takes several weeks for the hormone function to return to normal ranges. At the same time, an excessive rebound effect can lead to renewed deterioration of the symptoms.

We believe that cetrorelix, an LHRH antagonist, because of its different mode of action, can avoid the side effects associated with the administration of agonists. Since LHRH antagonists have a rapid onset of action, the treatment time with cetrorelix can be much shorter than with agonists. Moreover, in various clinical studies, the effect of cetrorelix therapy lasted much longer than the hormone suppression, which consequently confirms the new therapeutic principle of intermittent treatment. Periods with moderate and well-tolerated hormonal suppression can be followed by intervals without treatment during which side effects are avoided and quality of life is restored. Since there is no necessity for long-term therapy and the overall treatment time is much shorter, the risks of side effects are also reduced. In particular, we also believe that the risk of developing osteoporosis in women taking the cetrorelix therapy regimen is diminished.

Cetrorelix might therefore be useful in a variety of malignant and non-malignant indications in which a suppression of the pituitary-gonadal axis is desired. The degree of suppression of gonadotrophins and sex steroids required is dependent on the clinical circumstances and disease treated. For example, in patients undergoing controlled ovarian stimulation (COS) for assisted reproductive techniques (ART), endogenous gonadotrophin secretion has to be controlled, whereas development of the follicle must not be adversely affected.

Cetrorelix in In Vitro Fertilization (COS/ART)

Cetrorelix is the first LHRH antagonist which was approved for therapeutic use as part of fertilization programs in Europe and was launched on the market under the trade name Cetrotide® (cetrorelix acetate) in 1999. In women who undergo controlled ovarian stimulation (COS) for recovery of ovocytes for subsequent fertilization, Cetrotide® prevents premature ovulation. LHRH is a naturally occurring hormone produced by the brain to control the secretion of LH and, therefore, final egg maturation and ovulation. Cetrotide® is designed to prevent LH production by the pituitary gland and to delay the hormonal event, known as the “LH Surge” which could cause eggs to be released too early in the cycle, reducing the opportunity to retrieve the eggs for the assisted reproductive techniques (ART) procedure.

In comparison with LHRH agonists that require a much longer pre-treatment, the use of our LHRH antagonist, Cetrotide®, permits the physician to interfere in the hormone regulation of the women undergoing treatment much more selectively and within a shorter time.

The effectiveness of Cetrotide® has been examined in five clinical trials (two Phase 2 and three Phase 3 trials). Two dose regimens were investigated in these trials: either a single dose per treatment cycle or multiple dosing. In the Phase 2 studies, a single dose of 3 mg was established as the minimal effective dose for the inhibition of premature LH surges with a protection period of at least four days. When Cetrotide® is administered in a multi-dose regimen, 0.25 mg was established as the minimal effective dose. The extent and duration of LH suppression was found to be dose dependent. In the Phase 3 program, efficacy of the single 3 mg dose regimen and the multiple 0.25 mg dose regimen was established separately in two controlled studies utilizing active comparators. A third non-comparative study evaluated only the multiple 0.25 mg dose regimen of Cetrotide®. In the five Phase 2 and Phase 3 trials, 184 pregnancies were reported out of a total of 732 patients (including 21 pregnancies following the replacement of frozen-thawed embryos). In these studies, drug-related side effects were limited to a low incidence of injected site reactions; however, none of them was serious – like an allergic type of reaction - or required withdrawal from treatment. No drug-related allergic reactions were reported from these clinical studies.

Cetrotide® is the only LHRH antagonist that is available in two dosing regimens. With an immediate onset of action, Cetrotide® permits precise control — a single dose (3 mg), which controls the LH surge for up to four days, or a daily dose (0.25 mg) given over a short period of time (usually five to seven days). The treatment with Cetrotide® can be accomplished during a one-month cycle with a simplified, more convenient and shorter treatment requiring fewer injections than LHRH agonists.

Cetrotide® is marketed in a 3 mg and a 0.25 mg subcutaneous injection as cetrorelix acetate by Merck Serono in the US and Europe. Approval for Cetrotide® in Japan was gained in April 2006. In September 2006, we announced the launch of Cetrotide® in Japan for in vitro fertilization. Cetrotide® is marketed in Japan by our partner Shionogi. In return of this agreement, the Company will receive revenue from the supply of Cetrotide® to its Japanese partners. The market competitor is ganirelix (Antagon™/Orgalutran®) from Akzo (Organon) indicated for the inhibition of premature LH surges in women undergoing controlled ovarian hyperstimulation, which, however, is not yet approved in Japan.

Clinical Development Overview of Cetrorelix

In October 2004, cetrorelix completed an extensive seven Phase 2 trial program in urology and gynaecology, a significant part of which was sponsored by our partner Solvay Pharmaceuticals.

Cetrorelix in Benign Prostatic Hyperplasia (BPH)

BPH is a hormone-driven enlargement of the male prostate gland. The prostate is located directly at the vesicle outlet in the male surrounding the first part of the urethra. The enlargement puts pressure on the urethra, causing difficulty in urinating. BPH is classified into three stages according to symptoms: 1) the irritant phase, where the patient suffers dysuria (pain when urinating) and nocturia (the urge to urinate during the night); 2) residual urine occurring in the bladder thus increasing problems during urinating; and 3) overflow of the bladder. These can result in formation of bladder stones, congestion of urine, and engorged kidneys; which can in turn lead to life-threatening kidney damage. Enlargement of the male prostate is controlled by testosterone. Testosterone is generally responsible for the proper functioning of the prostate. With increasing age, testosterone can cause benign cell growth.  The development of BPH is caused by an imbalance of testosterone and aging.

Because LHRH agonists decrease testosterone to castration levels, treatment of BPH with agonists is not convenient and therefore not the best approach. Drug therapy with plant-based drugs, alpha-blockers or alpha-reductase inhibitors (5-ARIs) is possible but the plant-based drugs and alpha-blockers cannot delay further prostate growth, they merely improve the symptoms in 50% of patients. Treatment with alpha-reductase inhibitors decreases the size of the prostate; however, this form of therapy is successful only in patients with a greatly increased prostate volume and only after a treatment period of at least 6 months. In contrast, cetrorelix improves the symptoms of BPH and reduces the size of the prostate after a short treatment period without chemical castration. The effects are independent of the prostate volume and are maintained for a long period following treatment withdrawal.

BPH Clinical Trials

All Phase 2 studies performed so far in patients with symptomatic BPH revealed that cetrorelix is therapeutically active in this indication as demonstrated by an improvement in symptoms as assessed primarily by the IPSS (International Prostate Symptom Score) as well as an increase in urinary peak flow rate and a reduction in prostate volume. Cetrorelix has been shown to suppress the formation of the male sex hormone testosterone, which plays a principal role in cell growth of the prostate.

On April 29 and May 25, 2004, we announced the results of two placebo-controlled Phase 2 trials that were conducted in BPH. As early as one month following initiation of therapy, both trials demonstrated improvement of clinical symptoms, classified and graded according to the IPSS which was paralleled by an increase in maximum uroflow in patients receiving cetrorelix treatment group, compared with patients on placebo group. The positive effect lasted three months without additional administration of cetrorelix. Furthermore, the use of cetrorelix was associated with a slight reduction of prostate size and moreover did not have an adverse influence on sexual activity or libido.

On October 7, 2004, we announced additional results for cetrorelix in BPH, which was a randomized, double-blind, placebo-controlled Phase 2 trial that enrolled patients with symptomatic and objectively defined BPH (decreased urine flow). This trial was conducted in Europe, under the coordination of Professor Frans MJ Debruyne from the Department of Urology, University Medical Center in Nijmegen. During a run-in period, all patients received two intramuscular injections of placebo, two weeks apart. Thereafter, 250 patients with persisting symptomatic BPH were randomized into five equal groups receiving either placebo injections or four different dosage regimens from 60 to 120 mg in two or three injections of a depot formulation of cetrorelix over the course of four weeks.

Patients were followed up for about six months after the last injection for efficacy and safety assessments, as well as for levels of testosterone and quality of life and sexual function. As early as one month following the initiation of therapy, the use of cetrorelix was associated with a dose-dependent, statistically significant improvement of clinical signs and symptoms, including IPSS and maximum uroflow, compared to placebo.

Importantly, for all dosage regimens the therapeutic response lasted until the last observation point, i.e. 24 to 26 weeks following cessation of cetrorelix administration.

On March 16, 2005, we announced that our partners, Shionogi and Nippon Kayaku, are pursuing the development of cetrorelix by initiating the first Phase 2a trial in the Japanese market with cetrorelix in BPH. This trial will evaluate the safety (systemic and local tolerability) and explore efficacy (effects on BPH-related parameters such as the IPSS) of cetrorelix.

On January 30, 2006, we announced that we regained our worldwide rights (ex-Japan) from our partner Solvay to develop and potentially market Cetrorelix in BPH and the ongoing development of cetrorelix in endometriosis was pursued by Solvay.

During 2006, we had a successful end of Phase 2 meeting with the FDA. Following this positive meeting, we filed with the FDA an Investigational New Drug (IND) application, it was accepted and therefore, we initiated our phase 3 program in BPH at the beginning of 2007.

This Phase 3 program will include 3 studies to assess an intermittent dosage regimen of cetrorelix as a potential safe and tolerable treatment providing prolonged improvement in BPH-related signs and symptoms.

On January 8, 2007, we announced the initiation of the first study of the Phase 3 program. This first study is randomized placebo-controlled, includes 600 patients and is being conducted across the United States and Canada under the supervision of Herbert Lepor, MD, Professor at NY University School of Medicine, New York. The primary efficacy endpoint of this study is absolute change in IPSS at baseline before beginning treatment and Week 52, while safety endpoints include changes in sexual function as well as BPH symptom progression. Other important endpoints consist of plasma levels of testosterone and changes in bone mineral density.

The second study of this Phase 3 program will be a multi-center randomized placebo-controlled study with approximately 300 patients in Europe. We currently expect to initiate this study sometime during the second half of 2007.

The third study of the Phase 3 program will be a multi-center open-label, single-armed safety study with approximately 600 patients in both Europe and North America. We expect to initiate this study in the second half of 2007.

Cetrorelix in Endometriosis

Endometriosis is the estrogen-driven displacement of endometrium-like tissue (tissue from the mucous membranes of the uterus) to other organs outside the womb. In the abdomen, the tissue can spread to the fallopian tubes, the ovaries, the bladder, the small and large intestines, the stomach, the lungs or the legs. Estrogen-dependent diseases often regress when estrogen production is reduced (endometriosis, and the pelvic pain associated with it, improves when estrogen production is reduced). Excessive and prolonged reduction of estrogen production, however, is typically associated with adverse side effects, such as vasomotor symptoms and bone loss.

A similar, very low estrogen level can be induced by oophorectomy (surgical removal of the ovaries) and by chronic LHRH agonist treatment. In both cases, estrogen replacement treatment is necessary to reduce the hypo-estrogenic effects (e.g. bone loss, climacteric symptoms) associated with these therapeutic approaches. Administration of LHRH agonists can initially lead to a deterioration of symptoms due to the flare-up effect, then, due to the complete suppression of estrogen to below castration levels values for many months. These symptoms can further deteriorate upon withdrawal of hormonal replacement. The longer is the treatment period with traditional LHRH agonists, the higher the risk of developing osteoporosis. Its use is therefore restricted to six months and can be extended only if estrogens and progesterones are administered concomitantly.

We believe that the side effects could be avoided with our LHRH antagonist cetrorelix, due to the absence of flare-up effects and to the possibility of controlling estrogen levels at values comparable to the ones observed at the beginning of the regular monthly cycle. Since the controlled hormone withdrawal is achieved in a very short period of time, complaints from monthly bleeding are reduced while inflammatory foci of endometriosis are depleted of their basis. Therefore, we believe that treatment time can be reduced. Initial experiences show that the effect of therapy persists for many months. Since the effect of cetrorelix starts within a short period of time and the risk of developing osteoporosis is low, we believe that cetrorelix therapy can be repeated in several cycles.

Endometriosis Clinical Trials

In earlier Phase 2 clinical trials, cetrorelix was given at a rate of 3 mg per week over a period of eight weeks. All patients were free of pain during the course of treatment. A second laparoscopy was performed after eight weeks and an improvement of the disease was shown in 60% of the cases. The efficacy was comparable to agonists but with the benefit of an almost complete absence of side effects. Cetrorelix allowed targeted control of the hormone level to show rapid effects, while avoiding the problems of menopause and risks (e.g. osteoporosis) associated with an otherwise complete and long-term withdrawal of hormones. We believe that the rapid onset of action would be ideal for intermittent therapies, allowing for treatment-free intervals with re-dosing at the time when the therapeutic effect starts to fade.

On April 29, 2004, we announced the results of Phase 2 placebo-controlled studies demonstrating that cetrorelix use was associated with a rapid and durable therapeutic response, namely improvement of endometriosis-related symptoms, such as pelvic pain, extending up to several months following only two intramuscular injections of cetrorelix with a one month interval.

On March 16, 2005, we announced that our worldwide (ex-Japan) exclusive development and marketing partner, Solvay Pharmaceuticals, initiated a full development program for the potential treatment of endometriosis with cetrorelix. On March 5, 2007, we announced that two ot the studies included in the full development program were completed and under analysis by our partner Solvay.

Cetrorelix in Uterine Myoma

As part of the seven Phase 2 programs, cetrorelix was also evaluated for the indication of uterine myoma. A uterus myoma is a benign tumor of the uterine muscles. If the entire uterine wall is penetrated by myoma, one refers to uterus myomatosus. Depending upon the length and the direction, it is either referred to as a subserous myoma, which is located below the peritoneal covering of the uterus and grows towards the intestinal cavity, or a submucous myoma, which is located below the mucous membrane and grows into the uterine cavity. The most frequent form however, is the intramural myoma bound in the muscular layer of the uterus. Intramural myoma leads to pain in the lower abdomen and in some cases to prolonged or severe monthly bleeding outside the normal cycle. This can cause severe blood loss leading to anemia. Infertility and pregnancy problems such as miscarriage or premature delivery are also frequent consequences. When the myoma puts pressure on the intestine or the bladder, the result can be constipation, bladder pain, or a desire to urinate. If the myoma exerts pressure on nerves leaving the spinal cord, the result can be back and neuralgic pain in the legs.

Uterus Myoma Clinical Trials

On April 29, 2004, we disclosed positive Phase 2 results from a double-blind, placebo-controlled, multi-center trial evaluating the subcutaneous formulation of cetrorelix, administered weekly for four weeks, as a pre-surgical treatment to 109 women with uterine myomas. In addition to evaluating the safety and tolerability of different doses of the new formulation, the trial also evaluated whether cetrorelix use could lead to the reduction of myoma and uterine volumes within a shorter treatment period than that normally required for LHRH agonists. Data from this trial demonstrated that cetrorelix use led to a reduction of myoma and uterine volumes after a one-month treatment period, which is significantly shorter than the two- to six-month treatment period typically required for LHRH agonists. The best response rate was obtained at a dose of 10 mg of cetrorelix per week. Cetrorelix use did not lead to castration-like symptoms.

Our partner Solvay has not yet initiated additional clinical studies in Uterus Myoma having decided to focus on endometriosis first.

Partners for Cetrorelix

Cetrorelix has been licensed exclusively to Solvay Pharmaceuticals worldwide (ex-Japan) for all indications with the exception of IVF/COS/ART, which rights belong to Merck Serono and Japanese rights are held by Nippon Kayaku and Shionogi in the BPH indication, for which we regained exclusive worldwide (ex-Japan) rights. Japanese rights are held by Shionogi.

Competition for Cetrorelix

The market leaders in the indication of BPH are Pfizer, Astellas/Boehringer Ingelheim, Sanofi-Aventis and Abbott with alpha-blockers and Merck Inc and GlaxoSmithKline with alpha-reductase inhibitors. Worldwide, there are four LHRH agonists for the treatment of endometriosis, including TAP Pharmaceutical Products (Abbott and Takeda), Astra Zeneca and Sanofi-Aventis.

Ozarelix

Ozarelix is a modified LHRH antagonist which is a linear decapeptide sequence. Ozarelix is a 4th generation LHRH antagonist aiming at extended suppression of testosterone levels that does not require a sophisticated depot formulation for long-lasting activity. The aim of this project is to identify an active substance with superior properties for the development of longer-acting formulations that we believe are particularly suitable for tumor therapy.

Single doses of ozarelix depot were tested in healthy male volunteers. Ozarelix was well tolerated and produced a dose-dependent suppression of testosterone. An immediate decrease in testosterone plasma levels was observed in all dose groups reaching levels below 1 ng/ml within the first 12 hours after application. Duration of suppression was dose-dependent and at the highest dose of 60 mg caused testosterone suppression for one month.

On August 12, 2004, we entered into a licensing and collaboration agreement with Spectrum Pharmaceuticals for ozarelix and its potential to treat hormone-dependent cancers as well as benign proliferative disorders, like BPH and endometriosis. Under the terms of the agreement, we granted an exclusive license to Spectrum to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) and India while keeping the rights for the rest of the world. In addition, Spectrum is entitled to receive fifty percent of upfront, milestone payments and royalties received from our Japanese partner, Nippon Kayaku, that are generated in the Japan market.

BPH clinical trials

In October 2006, we announced positive and highly statistically significant Phase 2 results for ozarelix in BPH. The multi-center double-blind, randomized, placebo-controlled dose-ranging Phase 2 trial included 144 patients who received different intramuscular dosage regimens of ozarelix, or a placebo, to assess its safety and efficacy. Ozarelix was administered on day 1 or day   1 and 15. The primary efficacy endpoint of improving clinical symptoms of BPH at week 12, as measured by significant changes in IPSS, was achieved at all dosage regimens. However, the best results in terms of the most important decrease of the IPSS score were obtained with a dose of 15 mg administered on day 1 and 15. The observed mean decrease of the IPSS score at week 12 was minus 8.6, it peaked at minus 9.4 at week 20 and was still at minus 8.7 as of week 28. Testosterone suppression levels were maintained above castration levels at all times. Secondary efficacy parameters such as uroflow, residual urinary volume, quality of life, and circulating testosterone levels were also measured and showed good results. The outcome of the trial   demonstrated an excellent safety profile with ozarelix were patients had no serious side effects. The erectile function was also not effected at any dose regimens.

On January 3, 2007, Spectrum announced the FDA’s acceptance of a Phase 2b protocol for ozarelix in BPH. Spectrum initiated the study in January 2007 which will involve approximately 70 patients. Dr Claus Roehrborn from the UT Southwestern Medical Center at Dallas, Department of Urology, will serve as the lead investigator. The Phase 2b study is a randomized placebo-controlled trial of ozarelix. Patients will be dosed with 15 mg of ozarelix or placebo on day 1 and 15 and will be followed for six months. The primary endpoint of the study will be the improvement of BPH symptoms as measured by IPSS. The study will also measure urine flow, residual urine volume and quality of life.

Prostate cancer clinical trials

In August 2006, we announced positive Phase 2 result for ozarelix in hormone-dependent inoperable prostate cancer. This open-label, randomized-controlled dose-finding trial enrolled 64 patients receiving different intramuscular dosage regimens of ozarelix to assess its safety and efficacy. The study achieved its primary endpoint of defining a tolerable dosage regimen of ozarelix that would ensure continuous suppression of testosterone at castration level for a three-month test period. A secondary efficacy endpoint aimed at assessing tumor response as determined by a 50% or greater reduction of serum PSA level, compared to baseline, was also achieved. The best results regarding the primary endpoint of continuous suppression were obtained with a dose of 130 mg per cycle where all patients remained suppressed to castration until at least day 85. In patients with continuous testosterone suppression below castration level, tumor response as measured by PSA levels was 97%. Following these results, the Company, in collaboration with its partner Spectrum, has initiated an additional Phase 2 study in European centers to verify and optimize the findings derived from the cohort of patients having received 130 mg of ozarelix per cycle.

On August 3, 2006, we announced a licensing and collaboration agreement with Nippon Kayaku for ozarelix. Under the terms of the agreement, we granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. In return, the Company received an upfront payment upon signature and is eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to low double-digit royalties on potential net sales. Spectrum is entitled to receive fifty percent of the upfront, milestone payments and royalties received from Nippon Kayaku.

ZEN-019 Non-Peptide LHRH Antagonist

As outlined above, the LHRH receptor plays an important role in a number of benign and malignant tumors. The Company’s drug discovery unit searches for small, non-peptide molecules which have the same effect on the receptor. Their advantage lies in the potential for oral administration.

ZEN-019 is a new orally bioavailable LHRH antagonist for hormonal therapy that advanced to a pre-clinical stage where the in vivo activity has been confirmed.

We have exclusive worldwide rights for all therapeutic areas for ZEN-019.

3.4.3                     Signal Transduction Inhibitors

Perifosine

Perifosine is an alkylphosphocholine compound with structural similarity to phospholipids, which are the main constituents of cellular membrane,s and it is an active ingredient with anti-tumor capacities. In tumor cells, perifosine has demonstrated interactions with vital signal transduction mechanisms and induction of programmed cell death (apoptosis).

Perifosine exerts a marked cytotoxic effect in animal and human tumor cell lines. The most sensitive cancer cell lines were larynx carcinoma, breast, small cell lung, prostate and colon. Based on the in vitro trials, the mode of action of perifosine appears to be fundamentally different from that of currently available cytotoxics. Pharmacodynamic data have demonstrated that perifosine possesses antitumor activity, including tumor models that are resistant to currently available agents for cancer therapy. This activity is based on a direct and relatively specific action on tumors. A dose relationship was also shown.

In preclinical and clinical Phase 1 trials (solid tumors), this orally administered agent has been found to have good tolerability. Five Phase 1 trials have been conducted on perifosine, including the trial presented at the June 2004 ASCO meeting in combination with radiotherapy.

In four trials, the use of perifosine as a single agent in a total of 94 patients provided initial encouraging evidence of anti-tumor activity. In particular, investigators observed two partial responses (>50% reduction) in patients with sarcoma and sixteen stable diseases in patients with breast, prostate, pancreatic and other forms of cancer.

Based on findings in various tumor models, the U.S. National Cancer Institute (NCI), along with our North American partner, Keryx, investigated additional dosage regimens of perifosine in oncology patients. A number of screening Phase 2 studies examine perifosine as a single agent in several tumor types, including prostate, breast, pancreatic, head and neck, sarcoma and melanoma. Encouraging results showing anti-tumor activity were obtained in soft tissue sarcoma, breast and prostate cancers and lead to further development in these indications.

A proof-of-concept Phase 1 study of perifosine in combination with radiotherapy conducted by the NCI of the Netherlands was completed in 2004. Results from this trial were presented at ASCO 2004. A total of 21 radiotherapy-naïve patients, 17 of whom had advanced non-small cell lung cancer (NSCLC) and 14 had become refractory to prior chemotherapy, received oral perifosine doses ranging from 50 mg to 200 mg/day concurrently with standard doses of radiotherapy. The trial data demonstrated an acceptable safety and tolerability profile, with 150 mg/day established as the dose recommended for use in subsequent clinical trials. Also demonstrated was preliminary evidence of anti-tumor activity at all dosage levels, including complete or partial responses (complete disappearance and decreased tumor size, respectively), or stable disease, with a median follow-up for responders of eight months. Importantly, in the cohort of 10 patients who were treated with 150 mg/day, the established dose recommended for use in subsequent clinical trials, there were three complete responses, three partial responses, and four patients with stable disease.

On September 22, 2005, we announced the commencement of a Phase 2 clinical study of perifosine in combination with radiotherapy in patients suffering from non-small cell lung cancer. This is a randomized, double-blind, placebo-controlled trial to assess the efficacy and safety of a 150 mg daily dose of perifosine when combined with radiotherapy in 160 patients with inoperable Stage III NSCLC. The trial is being conducted in collaboration with the Netherlands Cancer Institute. The lead investigator is Marcel Verheij, MD PhD, of the Department of Radiation Oncology / Division of Cellular Biochemistry, at The Netherlands Cancer Institute in Amsterdam.

On March 2, 2006, our North American partner, Keryx, announced the initiation of a corporate-sponsored Phase 2 trial, multi-cancer, clinical program to evaluate perifosine as a treatment for leukemia. Dr Frank Giles, Professor, Department of Leukemia, at the MD Anderson Cancer Center in Houston, TX, is the principal investigator. This Phase 2 trial will assess the objective response rate and evaluate the pharmacokinetics and safety and tolerability of perifosine as a single agent in relapsed or refractory acute myeloid leukemia (AML), acute lymphocytic leukemia (ALL), chronic lymphocytic leukemia (CLM), high-risk myelodysplastic syndrome (MDS) and chronic myeloid leukemia in the blastic phase.

In June 2006, we announced positive data of perifosine in patients with advanced renal cell carcinoma (RCC). Keryx disclosed results from an interim analysis performed at the end of the first year of accrual, and the results of the RCC group met protocol requirements for expansion of this cohort of a Phase 2, multi-center trial of perifosine that included multiple types of tumor. Of the thirteen patients with RCC, seven were evaluable for response. Three of them (43%) had a partial response and an additional 2 patients (29%) achieved long-term stable disease. Two patients (29%) had progressive disease. Additional patients will be enrolled in this study.

In November 2006, Keryx presented intermediary results of the Phase 2 study of imatinib plus perifosine in patients with imatinib-resistant gastrointestinal stromal tumor (GIST). The primary endpoint of this study is to evaluate the efficacy and toxicity of the combination imatinib and perifosine in patients with imatinib-resistant GIST. To date, 16 patients have been enrolled in the current study. Of the 12 patients with evaluable disease, there were 2 partial responses by Choi criteria (17% objective response rate (ORR)) and 1 partial response by RECIST criteria (8% ORR). Grade 3 and 4 adverse events were rare and included fatigue, myalgias, ocular toxicity and nausea/emesis. The early data from the current study suggest that the addition of perifosine to imatinib is well-tolerated and may have efficacy in the treatment of patients with imatinib-resistant GIST.

In December 2006, we announced positive interim Phase 2 data on perifosine in patients with relapsed and refractory multiple myeloma (MM). Investigators concluded that perifosine alone or in combination with dexamethasone has activity in patients with advanced, relapsed/refractory MM, achieving response and/or stabilization of disease in 69% of evaluable patients to date. In this ongoing Phase 2 study, patients with relapsed/refractory MM are treated with perifosine (150 mg oral daily dose) to assess the single agent activity of perifosine in this patient population. If patients progress on perifosine alone, Dexamethasone (20 mg, twice weekly) is added to their perifosine regimen.

The following are the ongoing trials sponsored by Keryx:

Therapeutic category	Trial description

Renal	Phase 1 Study of Perifosine + Sorafenib for Patients With Advanced Cancers
Phase 1 Study of Perifosine + Sunitinib for Patients With Advanced Cancers
Sarcoma	Phase 2 Trial of Perifosine in Patients With Chemo-Insensitive Sarcomas
Phase 2 study of imatinib plus perifosine in patients with imanitib-resistant gastrointestinal stromal tumor (GIST)
Blood	Phase 2 study of Efficacy of Perifosine Alone and in Combination With Dexamethasone for Patients With Multiple Myeloma
Phase 1/2 Study of Safety & Efficacy of Perifosine & Bortezomib +/- Dexamethasone for Myeloma Patients
Phase 2 Study of Perifosine in Patients With Refractory and Relapsed Leukemia
Phase 1 Study of Perifosine + Lenalidomide and Dexamethasone for Patients With Multiple Myeloma
Phase 2 Study of Perifosine in Patients With Relapsed/Refractory Waldenström’s Macroglobulinemia
Phase 1 Study of UCN-01 in Combination With Perifosine in Patients With Relapsed and Refractory Acute Leukemias (trial sponsored by NCI)
Lung	Phase 1/2 Trial of Perifosine in the Treatment of Non-Small Cell Lung Cancer
Breast	Phase 2 trial of perifosine plus trastuzumab in patients with breast cancer
Phase 2 trial of perifosine in combination with endocrine therapy for breast cancer
Prostate	Phase 2 trial of perifosine in combination with chemotherapy
Glioma	Phase 2 Clinical Trial of Perifosine for Recurrent/Progressive Malignant Gliomas
Exploratory trials	Phase 2 trial of Perifosine in patients for whom no standard therapy exists
Phase 2 Placebo-Controlled Study of Perifosine in Combination With Single Agent Chemotherapy for Metastatic Cancer Patients

Partners for Perifosine

A Cooperative Research and Development Agreement (CRADA) was put in place with the NIH/NCI in May 2000. A cooperation and license agreement was signed in September 2002 with the US company, Access Oncology, Inc. (AOI), for the use of perifosine as an anticancer agent covering the United States, Canada and Mexico. In January 2004, AOI was acquired by Keryx, which is pursuing the clinical development of perifosine under the same conditions as AOI. The agreement, in particular, provides us free access to all data from Keryx and its partner’s studies, as well as milestone payments and scale-up royalties to be paid to us on future net sales of perifosine in North America. We own rest of the world rights of perifosine.

ZEN-027 Erucylphosphocholine

On January 6, 2005, we announced the initiation of preclinical development of erucylphosphocholine (ZEN-027), an analog of perifosine which is suitable for intravenous administration. Like perifosine, ZEN-027 belongs to a new class of compounds based on alkylphosphocholines. ZEN-027 possesses distinctive reduced hemolytic activity thus allowing for intravenous injection.

On January 6, 2005, we also licensed to Keryx, our current North American partner for perifosine, certain rights to develop and market ZEN-027 in North America, South Africa, Israel, Australia and New Zealand while keeping rights for the rest of the world. According to the agreement with Keryx, the preclinical development costs of ZEN-027 are shared between Keryx and Æterna Zentaris.

In 2006, toxicity studies of erucylphosphocholine were actively pursued. Acute and 4-week toxicity studies in rats were completed and a 4–week toxicity study in dogs was initiated. These preclinical data are a  prerequisite for the performance of a Phase 1 clinical study which is currently planned in 2007. Expenditures for the preclinical development of erucylphosphocholine are shared between Keryx and Æterna Zentaris.

Other Signal Transduction Inhibitors

In addition to our activities with alkylphosphocholines, we are seeking for small molecule agonists and antagonists to lipid protein signaling interactions that are new and potentially important therapeutic targets.

We are focusing our efforts on single and dual inhibitors of Ras-Raf-Mek-Erk and PI3K-Akt pathways. The Ras-Raf-Mek-Erk and the PI3K-Akt pathways are constitutively activated in many cancer types, and influence both tumor development and progression.

Both signaling pathways represent promising therapeutic targets for the treatment of tumors. We have now identified a new compound class with inhibitory activity against both the Erk and PI3K kinases. These small molecules inhibit the kinases at nanomolar concentrations in a dose-dependent manner by competing directly at the ATP binding site. In a broad kinase panel, the molecules are very selective against other kinases. In cellular experiments the compounds inhibit the activation of downstream targets Akt and Rsk1, and can stop the proliferation of various human cancer cell lines. We are currently performing first in vivo studies with frontrunner compounds. Further optimization of the lead class is ongoing with respect to pharmacokinetic parameters, in order to select a development candidate as soon as possible.

Miltefosine

Miltefosine, marketed under the brand name Impavido®, is the only oral drug for the treatment of visceral and cutaneaous leishmaniasis. Leishmaniasis is a parasitic infection which is prevalent in tropical regions but which also occurs repeatedly and with an increasing tendency in industrialized countries in HIV-infected people. According to the World Health Organization (WHO), 12 million people are affected globally. The number of new cases annually is estimated to be 1 to 1.5 million people. Leishmaniasis is present in more than 88 countries worldwide. Regions most greatly affected are the Indian subcontinent, South America, the Middle East, North Africa and some areas of Central Africa.

Depending on the species of leishmania, which is transmitted by sandflies, the disorder can be present in the following forms:

Cutaneous Leishmaniasis (CL): In the cutaneous form, this disease occurs most frequently in North and Central Africa, the Middle East and South America. The skin initially forms protuberances (skin lesions) around the sites of the mosquito bite which can open like ulcers after several weeks or months. Although this form of leishmaniasis is not life-threatening and does not necessarily require medication, drug therapy can accelerate healing and help to prevent formation of scars. However, in about 10% of patients, the infection takes a chronic course and requires drug therapy.

Visceral Leishmaniasis (VL): This infection usually has a subacute or chronic course and particularly affects the liver, spleen, bone marrow and lymph nodes. As a consequence, the patient has a wide variety of general symptoms, e.g. recurrent fever for many weeks, severe enlargement of the spleen and liver, disturbances of the hematopoietic system and blood coagulation, as well as severe emaciation (cachexia). This is the most dangerous form of leishmaniasis which, when untreated, leads to death within six months to two years following the outbreak of the disease. Visceral leishmaniasis occurs in Asia, in particular in India, Bangladesh and Nepal, in Brazil and in Central Africa. Co-infection with HIV is increasingly a problem in India, Africa and Brazil. There is an emergence of cases in the Mediterranean countries where it usually occurs as a co-infection with HIV. In addition, climate researchers estimate in a recent report a distribution to central Europe because of the climate shift.

In developing countries with poor medical care, miltefosine could significantly reduce hospital treatment. Because it is an oral anti-infective, secondary infections (e.g. co-infection with HIV) associated with the use and possible re-use of syringes can be eliminated. Miltefosine has the potential to be included in an elimination program of the WHO.

Registration Status

Impavido® is the first oral formulation and has to be administered for 28 days. The Company received approval for Impavido® for the treatment of visceral leishmaniasis in India in 2002 and in Germany in 2004. Furthermore, in 2005 and 2006, we received approval to market Impavido® in cutaneous and visceral leishmaniasis in several Latin American countries and the Indian subcontinent. Orphan drug status was granted for visceral leishmaniasis by the European Agency for the Evaluation of Medicinal Products (EMEA) in 2002. In 2006, Miltefosine was also granted orphan drug status by the FDA.

Partners for Impavido® (Miltefosine)

Impavido® is partnered with German Remedies in India and Bangladesh. It is also partnered with Roche for its distribution in Brazil, and Nimrall in Pakistan and Afghanistan. An agreement was signed for South America (excluding Brazil) with the company Tecnofarma. In Germany, distribution of the registered product is carried out by our partner Paesel + Lorei. B.A. Shiraz has been announced to be our partner for the territory of Iran.

3.4.4                     Tumor targeting Cytotoxic Conjugates and Cytotoxics

Cytotoxic Conjugates

In view of the non-specific toxicity of most chemotherapeutic agents against normal cells, targeting such drugs to cancerous tissue offers a potential benefit for patients with advanced or metastatic tumors. Targeted cytotoxic peptide conjugates are hybrid molecules composed of a cytotoxic moiety linked to a peptide carrier which binds to receptors on tumors. Cytotoxic conjugates are designed to achieve differential delivery, or targeting, of the cytotoxic agent to cancer vs. normal cells.

Our cytotoxic conjugates represent a novel oncological strategy to control and reduce toxicity and improve the effectiveness of cytotoxic drugs. The development strategy was to create targeted conjugates with high cytotoxic activity based on doxorubicin (DOX), an approved and commercialized product or 2-pyrrolino-DOX which is 500 to 1,000 times more active then the parent compound. We are developing several candidates in which doxorubicin or 2-pyrrolino-DOX were coupled to the peptide carriers targeting LHRH (AN-152 & AN-207), somatostatin (AN-238) or bombesin (AN-215) receptors. These conjugates are less toxic and more effective in vivo than the respective radicals in inhibiting tumor growth in LHRH receptor-positive models of human ovarian, mammary or prostatic cancer.

In AN-152, the most advanced of the cytotoxic conjugates, doxorubicin is chemically linked to an LHRH agonist, a modified natural hormone with affinity for the LHRH receptor. This design allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor positive tumors. Potential benefits of this targeted approach are manifold, and include a more favorable safety profile with lower incidence and severity of side effects, as normal tissues are spared from toxic effects of doxorubicin. In addition, the targeted approach may enable treatment of LHRH receptor positive cancers that have become refractory to doxorubicin given in its non-targeted form.

In preclinical studies conducted to date in several animal models of LHRH receptor positive human cancer cell lines, AN-152’s anti-tumor activity and tolerability were shown to be superior to that of doxorubicin. As would be expected, AN-152 was not active or was significantly less active than doxorubicin in LHRH receptor negative cancer cell lines. On January 18, 2005, we announced the initiation of a company-sponsored Phase 1 dose-ranging study with this targeted anti-cancer agent AN-152 and we expect to disclose the detailed Phase 1 results in 2007.

In June 2006, we announced positive Phase 1 results for AN-152 in patients with gynaecological and breast cancers which showed that the compound has a good safety profile and no dose-limiting toxicities. Eight patients received AN-152 by intravenous infusion. Infusion was well tolerated at all dosages, without supportive treatment. Pharmacokinetic analyses showed dose-dependent plasma levels of AN-152 and only minor (10-20%) release of doxorubicin. Recruitment is ongoing. Stabilization of disease was observed in one of eight patients in the ongoing Phase 1 study.

On November 27, 2006, we disclosed additional positive Phase 1 results regarding AN-152 in patients with gynaecological and breast cancers. Further data showed the compound’s good safety profile and established the maximum tolerated dose at 267 mg/m2, which is equimolar to a doxorubicin dose of 77 mg/m2. This dose will be the recommended dose for a Phase 2 trial. The ongoing Phase 1 open-label, multi-center, dose-escalation, safety and pharmacokinetic study conducted in Europe includes 17 patients suffering from breast, endometrial and ovarian cancers with proven LHRH receptor status. At a dose of 267 mg/m2, one partial response and three cases of stable disease were observed from a group of seven patients. The Phase 2 trials will focus on endometrial and ovarian cancers, two forms of cancer where LHRH receptors are highly expressed, with an AN-152 dose of 267 mg/m2.

Lobaplatin

Lobaplatin is a platinum derivative that has demonstrated lower toxicity in preclinical studies compared with cisplatinum, specifically renal toxicity, and incomplete cross-resistance with other platinum derivatives suggesting potential therapeutic use even in tumor indications not routinely treated with platinum derivatives.

Clinically, lobaplatin was well tolerated at recommended dosages. Treatment was not associated with typical side effects often seen with cisplatinum, such as nephrotoxocity (impairment of kidney function), otoxicity (loss of hearing capacity), neurotoxicity (effects on sensory function). In addition, vomiting was less severe than published data from both cisplatinum and carboplatinum. Characteristic toxicity of lobaplatin is a short-lasting, spontaneously reversible drop in thrombocyte count (blood platelets).

In a Phase 2 study conducted in China that included 284 patients with a broad range of solid and non-solid tumors, safety and particularly good therapeutic efficacy were demonstrated in patients with breast cancer, small cell lung cancer (SCLC), and chronic myeloid leukemia (CML) (a cancer of the hematopoietic system). The primary endpoint in solid tumor patients was the remission rate according to WHO criteria, while response in CML was assessed according to the disease-specific criteria of Talpaz. The favorable results of this study were the basis for approval of the product in China including all three indications: breast cancer, SCLC, and CML.

In China, lobaplatin has been approved by the Chinese health authorities for the treatment of inoperable, advanced breast cancer, SCLC and CML. In December 2002, we signed a contract with Hainan Chang An Pharmaceuticals Ltd. for the marketing in China of lobaplatin. The contract includes the worldwide manufacturing rights of lobaplatin by Hainan Chang An Pharmaceuticals. The technology transfer agreement provided for a first payment to us upon signature and a later manufacturing-related payment.

We intend to license-out our rights for Lobaplatin.

3.4.5                     Tubulin Inhibitors / Vascular Targeting Agents

Development of a Low Molecular Weight Tubulin Inhibitor

Tubulin is a protein found in all cells that plays an important role during cell division, in that it helps to transmit genetic information to the daughter cells. Inhibition of this process leads to the death of the affected cell. The anti-tumor agents taxol and vincristine, which are widely used in cancer therapy, are based on this principle. Both compounds are expensive natural substances and cause severe side effects when used in humans.

We are currently identifying and developing novel tubulin inhibitors which, compared with currently used products, exhibit in animal models improved efficacy, have a more acceptable side effect profile, an incomplete or no cross-resistance and are administered orally.

ZEN-012 and ZEN-017 are drug development candidates with an excellent tolerability profile showing excellent in vivo activity in various tumor models including mammary, colon, melanoma and leukemia cancers after per os administration. This compound expresses different modes of action. Strong anticancer activity is combined with pro-apoptotic and anti-angiogenic properties. ZEN-012/017 inhibits the polymerization of cancer tubulin rather than bovine brain tubulin, and it destroys the mitotic spindel of the cancer cells. ZEN-012/017 arrests the cancer cells in the G2M phase at a nanomolar concentration and induced apoptosis. ZEN-012/017 is not cross-resistant to cisplatin, vincristine and doxorubicine in cell lines resistant to these drugs. With this profile of activity, ZEN-012/017 is a promising candidate for further preclinical development.

In April 2006, we disclosed preclinical results on ZEN-017/ZEN-012 at the AACR meeting. Presented results summarized a preclinical trial on ZEN-012/ZEN-017. Anti-proliferative effects of the active metabolite ZEN-012 were studied in a panel of 35 established human tumor cell lines including multi-drug resistant phenotypes. Given orally once weekly, ZEN-017 proved to be a potent inhibitor of in vivo tumor growth in melanoma, mammary, colon, as well as in leukemia cancers at acceptable and very well tolerated doses. The prodrug ZEN-017 is cleaved under physiological conditions to the active compound ZEN-012. Mode-of-action studies revealed that ZEN-012 effectively inhibits tubulin polymerization (IC50 = 1490 nM) and induces apoptosis in U937 cells. Furthermore, it was demonstrated that ZEN-012 inhibits topoisomerase II activity.

On January 8, 2007, we announced the initiation of a Phase 1 trial for ZEN-012 in patients with solid tumors and lymphoma. This open-label, dose-escalation, multi-center, intermittent treatment Phase 1 trial is being conducted in the United States with Daniel D. Von Hoff, MD, Senior Investigator at the Translational Genomics Research Institute in Phoenix, AZ, as the lead investigator. The trial will include up to 50 patients who have either failed standard therapy or for whom no standard therapy exists. Primary endpoint of the Phase 1 trial will focus on determining the safety and tolerability of ZEN-012 as well as establishing the recommended Phase 2 dose and regimen. Secondary endpoints are aimed at establishing the pharmacokinetics and determining the efficacy based on standard response criteria.

Æ-941 (Neovastat®)

Æ-941 (Neovastat®) is an oral antiangiogenic product with multiple mechanisms of action.  A Phase 3 Study of Æ-941 with induction chemotherapy (IC) and concomitant chemoradiotherapy (CRT) for Stage 3 Non-Small Cell Lung Cancer (NSCLC) was conducted by the US National Cancer Institute (NCI) (NCI T99-0046, RTOG 02-70, MDA 99-303). On March 5, 2007, we announced our decision to terminate this development program following interim results of the pivotal Phase 3 trial in non small-cell lung cancer which showed that Neovastat, combined with induction chemotherapy and concomitant chemoradiotherapy, had proven to be safe but did not reach the main endpoint of improving overall patient survival by 25% compared to the placebo-control arm.

RC-3095

RC-3095 is an antagonist to a growth factor, bombesin, present in various tumors, in particular in small-cell lung cancer (SCLC), but also in pancreatic carcinoma, breast cancer and tumors of the gastrointestinal tract. It appears to play a significant part in the regulation of epidermal growth factor (EGF) and gastrin receptor expression. The blockade of the bombesin receptor may therefore be an effective way to control the growth of certain tumors. RC-3095 is a hormone-like peptide that is being developed for multiple types of cancers. As a gastrin-releasing peptide inhibitor, the compound has proven angiogenesis inhibition in vivo and down regulation of HER-2 receptor. RC-3095 was tested in several cancers such as small cell lung, pancreatic, colorectal, breast and prostate.

In a Phase 1 trial in patients with various solid tumors, the subcutaneous injection of RC-3095 up to the highest dose level tested was tolerated without clinically relevant side effects; systemic tolerability of RC-3095 was very good. Although tumor response was not a primary endpoint in Phase 1, patients with different tumor types showed clinical response. Based on these Phase 1 data, additional studies are exploring the activity of RC-3095 as a monotherapy in SCLC and prostate cancer. We decided to terminate the clinical development of RC-3095 at the end of 2006.

3.4.6                     GH-RH Modulators

Development of a Growth Hormone Secretagogue

Growth hormone secretagogues (GHS) represent a new class of pharmacological agents that directly stimulate growth hormone (GH) secretion from the pituitary gland without the involvement of growth hormone-releasing hormone (GH-RH) or somatostatin. We believe that there is currently no GHS on the market. Since GH is a potent regulator of lipid, sugar and protein metabolism, the potential clinical uses of GHS are numerous. They include growth retardation in children and treatment of cachexia in AIDS patients, which are currently the only approved uses of therapy of GH. The administration of GH, which has to be injected every day, is cumbersome. Therefore, we believe that there would be a demand for new orally active drugs like GHS.

As part of our university collaboration, we accessed new peptidomimetic compounds with GH secretagogue properties. The lead development candidate, EP-1572, is a novel peptidomimetic GH secretagogue (GHS) with potent and selective GH-releasing activity in humans. EP-1572 underwent limited clinical pharmacology tests that demonstrated a potent stimulation of the GH secretion after oral administration in human volunteers. This product has been licensed to Ardana Bioscience Ltd. (“Ardana”), which initiated an open, randomized, placebo-controlled Phase 1 dose-ranging study in April 2004. Thirty-six (36) healthy subjects were included in this study to receive either the reference hormone GH-RH by

I.V. route or one of the following dose levels of EP-1572: 0.005, 0.05 or 0.5 mg/kg by oral route. EP-1572 at the dose of 0.5 mg/kg orally caused an increase in growth hormone release equivalent to that induced by GH-RH intravenously. The compound was well tolerated and no other hormones showed a significant modification after any dose of EP-1572.

In June 2006, Ardana presented results regarding EP-1572 at the 2006 Endo Convention. These results referred to the Phase 1 trial regarding the stimulating effects of EP-1572 on growth hormone following both oral and intra-duodenal administration in healthy males. This study showed that EP-1572 was well tolerated by the 36 volunteers enrolled and no adverse events were reported. Administration of EP-1572 either orally or via intra-duodenal infusion results in increased levels of growth hormone in the blood. This stimulation of growth hormone appears to be selective as no other hormones/analytes that were measured (cortisol, ghrelin, prolactin, insulin, glucose and ACTH (Adrenocorticotropic hormone)) were affected in a dose-dependent or statistically significant way by administration of EP-1572 either orally or via intra-duodenal infusion.

Ghrelin Receptor Ligands

Ghrelin is a peptide predominantly produced by the stomach.  Apart from a potent GH-releasing action, Ghrelin has other activities including stimulation of lactotroph and corticotroph function, influence on the pituitary gonadal axis, stimulation of appetite, control of energy balance, influence on sleep and behavior, control of gastric motility and acid secretion, and influence on pancreatic exocrine and endocrine function as well as on glucose metabolism. The recent discovery of ghrelin and its receptors opens up new opportunities for the development of drugs that will treat metabolic disorders. There is indeed a possibility that ghrelin analogs, acting as either agonists or antagonists, might have clinical impact without affecting GH level.  The use of ghrelin antagonists as appetite suppressants or inhibitors of lipogenesis could open up new opportunities for the treatment of obesity and associated diseases (e.g. diabetes, cardiovascular diseases).  The use of ghrelin agonists could have therapeutic benefits which are expected to offer hope for cachectic or anorexic patients.

In 2004, we established a research and license collaboration agreement with Le Centre National de la recherche scientifique and University Montpellier I and II, France, acting in their own names, as well as in the name and on behalf of the Laboratoire des Aminoacides, Peptides et Protéines (LAPP) (UMR 5810), directed by Dr. Jean Martinez, for the synthesis and characterization of new chemical entities acting as ghrelin receptor ligands.  According to the agreement, we have the worldwide rights to develop and exploit the new compounds for any indication. Compounds with the most potent affinity for the ghrelin receptors will be investigated further through an international network of academic investigators with expertise in the field of endocrinology in order to identify clinical development candidates.

Additionally, we also established a research contract with the Department of Experimental and Environmental Medicine of the University of Milan, Italy, under the direction of Prof. Vittorio Locatelli, for the pharmacological characterization of potentially ghrelin receptor ligands.

In August 2005, we filed a first patent application to protect a series of new chemical entities characterized as ghrelin receptor ligands.

In May 2006, we established a research project agreement with the University of Montreal. This research project will focus on the characterization of ghrelin receptor ligands on fat tissue. This project is led by Huy Ong, Professor at the Faculty of Pharmacy, at the University of Montreal.

In August 2006, we also initiated a research collaboration with the Hôpital Laval (Quebec City) under the direction of Dr. Denis Richard. This research collaboration will focus on the pharmacological characterization of ghrelin receptor ligands in vivo (e.g. the effects in diet-induced obesity models).

In October 2006, we presented for the first time our in vivo data on the capacity of ghrelin antagonists of selectively inhibiting food intake. This study, using a rat model, outlined the capacity of ghrelin antagonists’ ability to inhibit appetite without affecting growth hormone secretion and represents evidence that ghrelin antagonist compounds can selectively inhibit food intake. It further supports the hope that ghrelin antagonist compounds have the potential to be useful for the treatment of obesity.

GH-RH Antagonists

GH-RH is a hormone secreted in the brain by the hypothalamus that acts on the pituitary gland to stimulate the synthesis and the release of growth hormone (GH). Many tumor types are potentially dependent on levels of GH and insulin-like growth factors, IGF-I and IGF-II, which stimulate cell proliferation while inhibiting programmed cell death (apoptosis).

GH-RH antagonists represent a potential novel class of promising anti-cancer agents that may offer distinct advantages compared to other classes of anti-tumor agents, with utility in a variety of tumor types. GH-RH antagonists possess the ability to exert both direct (by blocking GH-RH receptors on tumor cells) and indirect (by blocking the secretion of GH from the pituitary and thereby suppressing the production of IGF-I in the liver) anti-proliferative effect. Early evidence for the anti-tumor activity of GH-RH antagonists was provided by research conducted at Tulane University, which demonstrated that GH-RH antagonists inhibit the growth of a broad range of cancer cell lines, including pancreatic, colorectal, prostate, breast, renal, small-cell/non small-cell lung cancer, osteosarcoma and glioblastoma. Importantly, GH-RH antagonists were shown to have a direct anti-proliferative effect in vitro on certain cancer cell types, an action that is thought to be mediated by the presence of locally-produced GH-RH, which may act as an autocrine growth factor, and its receptors in the respective cancer cell lines. GH-RH antagonists also inhibit indirectly the production of IGF-I and IGF-II in tumors.

In 2006, selected GHRH antagonists have been provided to several of our academic partners for further preclinical evaluation.

3.4.7                     Immunotherapy / Vaccines

Cellular proteins expressed by oncogenes have been recognized as a major cause of tumor development. One of the central oncoproteins involved in cancer formation are the Raf proteins. Based on these proteins, new unique therapeutic strategies, new predictive animal models and new development products have been generated to efficiently combat cancer. These consist of virulence attenuated, gene modified bacteria expressing tumor antigens, including oncoproteins or enzymes. Such bacteria are used for vaccination as well as tumor targeting and delivery of antitumoral compounds towards the tumor tissues. This new vaccine approach, therefore, exploits the ability of bacteria to induce potent immune responses as well as direct these responses against malignancies. The immunogenicity of the vaccine will be further enhanced by the capacity of bacteria to colonize tumor tissues. This property will be used to transport substances, e.g. proteins, into the tumor tissue, which are capable of converting non-toxic pro-drugs into active drugs. The use of bacterial carriers for therapeutic vaccination against tumors and the concept of bacterial tumor targeting will be further developed with the Julius-Maximilians-University of Würzburg, including the highly recognized researchers Prof. Dr. Ulf R. Rapp, who is member of our Scientific Advisory Board, and Prof. Dr. Werner Goebel. Prof. Rapp is a known expert in the field of cell and tumor biology and Prof. Goebel is a pioneer in the field of vaccines based on recombinant bacteria.

The preclinical proof of principle has already been shown in a transgenic animal model and is supported by several patent applications. The most advanced products are bacterial tumor vaccines which are based on the approved human vaccine strain Salmonella typhi Ty21a. The principle of these recombinant vaccine strains is the secretion of the tumor antigen using a so-called Type I secretion machinery derived from Escherichia coli. To date, two different vaccine strains have been generated up to GMP scale production – a melanoma vaccine encompassing a mutated form of the oncogene B-Raf, which is present in more than 65% of melanomas, and a prostate cancer vaccine strain expressing and secreting prostate specific antigen (PSA). For both vaccines, the preclinical proof of principle has been demonstrated in distinct animal models and the immunogenicity could be further enhanced compared to our already published strains (patent application filed in November 2006). The GMP production of one of these strains is scheduled for 2007. Upon availability of GMP material, we intend to initiate a Phase 1 study.

3.4.8                     Drug Discovery

There is an increasing demand on the world market for active substances. Our internal drug discovery unit provides an important prerequisite for the provision of new patented active substances, which can then be developed further or licensed to third parties.

The drug discovery unit concentrates on the search for active substances for innovative targets which open the door to the introduction of new therapeutic approaches. Furthermore, this unit searches for new active substances having improved properties for clinically validated targets for which drugs are already being used in humans and which produce inadequate effects, cause severe side effects, are not economical or are not available in a patient-friendly form.

To this end, we possess an original substance library for the discovery of active compounds with a comprehensive range of promising natural substances which can serve as models for the construction of synthetic molecules. The initial tests involve 120,000 samples from our internal substance library in the form of high-throughput screening. The hits, i.e. the first active compounds found in the library, are tested further and built up specifically into potential lead structures. Based on two to three lead structures, they are then optimized in a further step to potential development candidates.

As a complement to these activities, our acquisition of Echelon has provided novel biological targets in the lipid signaling pathway. In addition, Echelon has developed numerous biological assays that will permit complementary and synergistic testing of our library of compounds.

3.5                               Strategic Alliances

Cetrorelix

Merck Serono holds an exclusive worldwide license (ex-Japan) to commercialize Cetrotide® (cetrorelix in the indication IVF/COS/ART). This agreement provides the Company, among other things, with manufacturing income, royalties on worldwide (ex-Japan) net sales as well as fixed annual lump sum payments until 2010. After 2010, these fixed annual lump sum payments will become high, double-digit royalties on the net worldwide sales of Cetrotide® (ex-Japan) with the other terms of the agreement remaining inchanged.

Solvay Pharmaceuticals Bv., Weesp, Netherlands: Since September 2002, Solvay  has an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide (ex-Japan) and for all indications except for IVF/COS/ART and, as announced in January 2006, for BPH. Solvay undertakes, at its own cost, all activities necessary to obtain regulatory and marketing approvals for cetrorelix in endometriosis. Additionally, the agreement provides milestones payments and low double- digit royalties on future net worldwide (ex-Japan, as well as sales in IVF/COS/ART and BPH) sales of cetrorelix.

Nippon Kayaku Co. Ltd of Japan has the right to manufacture and Shionogi & Co. Ltd. of Japan has the right to commercialize Cetrotide® in Japan. We also granted Shionogi the exclusive rights to develop and commercialize cetrorelix for human use in Japan.

Ozarelix

Spectrum Pharmaceuticals Inc., Irvine CA, USA: On August 12, 2004, we entered into a licensing and collaboration agreement with Spectrum for the LHRH antagonist ozarelix. Under the terms of the agreement, we granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) and India. Upon signature of this agreement, we received an upfront payment which included cash and shares of the capital of Spectrum and we are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales.

On August 3, 2006, we entered into a licensing and collaboration agreement with Nippon Kayaku Co. Ltd. of Japan. Under the terms of the agreement, we granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. In return, we received an upfront payment upon signature and we are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to low double-digit royalties on potential net sales.  Spectrum is entitled to receive fifty percent of the upfront, milestone payments and royalties received from Nippon Kayaku.

Teverelix

Ardana Bioscience Ltd., Edinburgh, Scotland: In 2002, Zentaris granted an exclusive license to Ardana to develop and commercialize teverelix for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use of teverelix and LHRH antagonists. The agreement provides, among other things, payment upon signature, annual guaranteed payments until December 2006 and royalties (low single-digit) on future worldwide net sales.

Perifosine

Following the acquisition of AOI Pharma, Inc. in January 2004 by Keryx Biopharmaceuticals, New York, USA, Keryx has taken over the license and co-operation agreement signed with AOI Pharma, Inc., New York, USA. Keryx will undertake, at its own cost, all clinical activities necessary to obtain regulatory and marketing approvals of perifosine for all uses in the United States, Canada and Mexico. The agreement provides, among other things, availability of data generated by all parties free of charge, milestones and scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

Miltefosine (Impavido®)

Impavido® is partnered with German Remedies in India and Bangladesh. It is also partnered with Roche for distribution in Brazil and Nimrall in Pakistan and Afghanistan. An agreement was signed for South America ex-Brazil with the company Tecnofarma. An agreement was signed for Iran with the company B.A. Shiraz and for Iraq with the company Pioneer Pharmaceuticals. In Germany, distribution of the registered product will be effected by our partner Paesel + Lorei. Cooperation with Action Medeor, a German drug aid organization, ensures availability of Impavido® to Non-Governmental Organizations (NGOs) worldwide for public use. More partnerships are currently under negotiations to ensure an expeditious registration and marketing of this innovative product.

ZEN-027 Erucylphosphocholine

On August 26, 2004, we licensed certain rights to Keryx Biopharmaceuticals, New York, USA to develop and market ZEN-027 in North America, South Africa, Israel, Australia and New Zealand while keeping rights for the rest of the world. The agreement provides, among other things, availability of all data generated by all parties free of charge, milestones and scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada, Mexico, Israel, New Zeland, Australia and South Africa.

Growth Hormone Secretagogue (GHS)

Ardana Bioscience Ltd., Edinburgh, Scotland: In 2002, Ardana was granted an exclusive worldwide license to develop and commercialize the growth hormone secretagogue EP-1572. Ardana undertakes, at its own cost, all activities necessary to obtain regulatory and marketing approvals for the substance. Furthermore, the agreement provides, among other things, milestone payments as well as low double-digit royalties on future net worldwide sales of EP-1572.

In addition, we have entered into the following collaborative agreements:

We signed license agreements dated September 17, 2002 with the Tulane Educational Fund (Tulane University, New Orleans, Louisiana, USA) with regard to the substances AN-152, AN-201, AN-238 and AN-215 and to bombesin antagonists. Under the agreements, we obtained exclusive worldwide licenses to use Tulane’s patents to develop, manufacture, market and distribute these substances.

On October 27, 2004, we announced that we had entered into a license and collaboration agreement with Tulane University, in New Orleans, for the development of growth hormone-releasing hormone (GH-RH) antagonists, a novel class of potential anti-cancer agents. Under the terms of the agreement, we obtained worldwide exclusive rights to develop and commercialize GH-RH antagonists for all potential indications, including cancer and endocrine disorders.

On April 21, 2005, we announced a new research collaboration with Würzburg/Germany-based Julius-Maximilians-University on the development of tumor vaccines based on attenuated bacterial carriers. We also acquired patent rights from the university and the inventors covering several aspects of both immunotherapeutic approaches against cancer as well as bacterial tumor targeting. The goal of this collaboration is the development of vaccines against prostate cancer and melanoma.

Two agreements, one with the Laboratory of Aminoacids, Peptides and Proteins of the University of Montpellier, France, and another with the Department of Experimental and Environmental Medicine of the University of Milan, Italy, deal with the development of ghrelin antagonists. Two other agreements concerning preclinical development of ghrelin antagonist compounds and the role of ghrelin in the development of obesity were signed in 2006, one with the University of Montreal and another one with the Hôpital Laval in Québec City.

Pursuant to another agreement signed in the field of oncology with the Institute for Molecular Biotechnology of Jena, and a research group at the University of Münster, both in Germany, we have gained access to specific university know-how and screening technologies in the field of proteins of the cytoskeleton.

Under all these agreements, we are obligated to support some of the research expenses incurred by the university laboratories and pay royalties on future sales of the products. In turn, we have retained exclusive rights for the worldwide exploitation of results generated during the collaborations.

3.6                               Intellectual Property - Patents

We believe that we have a comprehensive intellectual property portfolio that covers the compound, manufacturing process, composition and methods of medical use for its lead drugs. Our patent portfolio consists of approximately 80 patent families (issued, granted or pending in the U.S., Europe and other jurisdictions).

Of the issued or granted patents, the seven described below form the core of our patent portfolio with regard to our lead drugs.

•             US patent 5,198,533 provides protection in the U.S. for the compound cetrorelix and other (LHRH) antagonists as well as their use. This U.S. patent will expire in July 2007. A request for patent term extension for up to five years has been filed.

•             US patent 6,828,415 is a manufacturing process and medical use patent protecting different formulations of cetrorelix. It also specifically protects the lyophilization process used to manufacture cetrorelix, the lyophilizate as process product and the use of this drug for in vitro fertilization. This U.S. patent will expire in February 2014.

•             US patent 5,773,032 covers a long-acting formulation of cetrorelix consisting of poorly soluble particles of 5 nm to 200 nm in size. The patent not only protects cetrorelix pamoate as a long-acting formulation but also prevents the development of other LHRH antagonist drugs that are based on this drug-delivery system. This U.S. patent will expire in November 2014. A patent term extension of up to five years may be possible and will be requested upon marketing approval of Cetrorelix pamoate.

•             US patent 6,054,432 represents an important method-of-use patent, which covers a therapeutic regimen for treating BPH, where Cetrorelix is administered at a dosage of about 0,5 mg per day over an unlimited time period without effecting testosterone castration. The U.S. patent will expire in August 2017.

•             US patent 7,005,418 represents an important method-of-use patent, which covers the therapeutic management of extrauterine proliferation of endometrial tissue (endometriosis), chronic pelvic pain and/or fallopian tube obstruction by administering an LHRH antagonist in the form of a short-term induction treatment for a period of about 4 to 12 weeks. The U.S. patent will expire in September 2020.

•             US patent 6,172,050 provides protection in the U.S. for the compound perifosine and other related alkyl phospholipid derivatives as well as their medical use, such as for the treatment of cancer. This U.S. patent expires in July 2013 and a patent-term extension of up to five years will be requested upon receiving marketing approval of perifosine.

•             US patent 6,627,609 provides protection in the U.S. for the compound ozarelix and related third-generation LHRH antagonists as well as their medical use. This U.S. patent will expire in March 2020. A patent term extension of up to five years will be requested upon marketing approval of ozarelix.

The table below lists some of our issued or granted patents in the United States and Europe:

Patent No	Title	Country	Expiry Date

Cetrorelix
EP 0 299 402	LHRH antagonists	Germany, Great Britain, France, Switzerland and others	2008-07-11
US 5,198,533	LHRH antagonists	U.S.	2007/07/17
EP 0 611 572	Process to prepare a cetrorelix lyophilized composition	Germany, Great Britain, France, Switzerland and others	2014/ 02/04
US 6,828,415	Process to prepare a cetrorelix lyophilized composition	U.S.	2014-02-22
US 6,716,817	Process to prepare a cetrorelix lyophilized composition	U.S.	2014/02/22
US 6,863,891	Process to prepare a cetrorelix lyophilized composition	U.S.	2014/02/22
US 6,867,191	Process to prepare a cetrorelix lyophilized composition	U.S.	2014-02-22
EP 1 150 717	Sustained release salts of pharmaceutically active peptides and process for production	Germany, Great Britain, France, Switzerland and others	2020-01-29
EP 1 309 607	Method for the synthesis of peptide salts, their use and the pharmaceutical preparations	Germany, Great Britain, France, Switzerland and others	2021-08-09
US 6,780,972	Method for the synthesis of peptide salts, their use and the pharmaceutical preparations	U.S.	2021-08-24
CH 638592	A composition for the sustained and controlled release of medicamentous substances	Switzerland	2012-07-15
FR 2680109	A composition for the sustained and controlled release of medicamentous substances	France	2012-07-21
GB 2257973	A composition for the sustained and controlled release of medicamentous substances	Great Britain	2012-07-21
US 5,637,568	A composition for the sustained and controlled release of medicamentous substances	U.S.	2014-06-10
US 5,773,032	Long-acting injection suspensions and a process for their preparation	U.S.	2014-11-25

Patent No	Title	Country	Expiry Date

EP 0 732 941	Long-acting injection suspensions and a process for their preparation	Germany, Great Britain, France, Switzerland and others	2014-11-25
EP 6 571 70	Products for administering an initial high dose of cetrorelix and producing a combination package	Germany, Great Britain, France, Switzerland and others	2014-11-24
US 5,663,145	Products for administering an initial high dose of cetrorelix and producing a combination package	U.S.	2014-12-08
US 6,054,432	Means for treating prostate hypertrophy and prostate cancer	U.S.	2017-08-07
US 5,998,377	Means for treating prostate hypertrophy and prostate cancer	U.S.	2017-08-07
US 6,071,882	Means for treating prostate hypertrophy and prostate cancer	U.S.	2017-08-07
US 6,300,313	Means for treating prostate hypertrophy and prostate cancer	U.S.	2017-08-07
US 7,005,418	Method for the therapeutic management of extrauterine proliferation of endometrial tissue, chronic pelvic pain and fallopian tube obstruction	U.S.	2020-09-21

Perifosine
EP 0 579 939	Methods of using therapeutic phospholipid derivatives	Germany, Great Britain, France, Switzerland and others	2013-06-03
US 6,172,050	Methods of using therapeutic phospholipid derivatives	U.S.	2013-07-07
US 6,479,472	Methods of using therapeutic phospholipid derivatives	U.S.	2013-07-07
US 6,903,080	Methods of using therapeutic phospholipid derivatives	U.S.	2013-07-07

Ozarelix
EP 1 163 264	LHRH antagonists having improved solubility properties	Germany, Great Britain, France, Switzerland and others	2020-03-11
US 6,627,609	LHRH antagonists having improved solubility properties	U.S.	2020-03-14

Bold items represent core patents.

3.7                               Risk Factors

Our business entails significant risks. In addition to the usual risks associated with a business, you will find on pages 17 to 19 of our annual Management’s Discussion and Analysis (“MD&A”) dated March 5, 2007, for the financial year ended December 31, 2006, a general description of certain significant risk factors which are applicable to our business, which pages are incorporated by reference into this Annual Information Form.

ITEM 4.                                                     DIVIDENDS

4.1                               Dividends

Since our incorporation, we have not paid any dividends and we do not anticipate paying any dividends in the foreseeable future.

ITEM 5.                                                     GENERAL DESCRIPTION OF CAPITAL STRUCTURE

5.1                               General Description of Capital Structure

Our authorized share capital consists of an unlimited number of shares of the following classes:

•                  Common Shares: The holders of the Common Shares are entitled to one (1) vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by our Board of Directors on the Common Shares. Finally, the holders of the Common Shares are entitled to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary.

•                  Preferred Shares: The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are not entitled to receive notice of or to attend or vote at meetings of shareholders.

All classes are without nominal or par value. On March 1, 2007, there were 53,179,470 Common Shares and no Preferred Shares issued and outstanding.

ITEM 6.                                                     MARKET FOR SECURITIES

6.1                               Trading Price and Volume

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and are quoted on the NASDAQ Global Market (“NASDAQ”).

The following table sets forth, for the periods indicated, the reported high, low, and closing sale prices (in Canadian dollars) and the volume of our Common Shares traded on the TSX.

	TSX
	(in Canadian dollars)
Month	High	Low	Close	Volume
January 2006	7.61	5.85	6.88	2,646,212
February 2006	7.72	6.80	6.92	2,070,682
March 2006	7.80	6.67	7.80	2,749,435
April 2006	8.79	7.71	7.94	2,981,808
May 2006	8.23	6.76	7.44	3,048,662
June 2006	7.79	6.01	6.43	2,478,469
July 2006	6.60	5.52	6.20	1,689,565
August 2006	6.41	5.76	6.00	1,773,728
September 2006	6.67	5.58	5.72	2,302,584
October 2006	6.14	5.41	5.73	3,787,777
November 2006	6.17	5.52	6.03	1,795,256
December 2006*	7.11	4.51	4.72	3,729,266

The following table sets forth, for the periods indicated, the reported high, low, and closing sale prices (in U.S. dollars) and the volume of our Common Shares traded on the NASDAQ.

	NASDAQ
	(in U.S. dollars)
Month	High	Low	Close	Volume
January 2006	6.55	5.05	6.03	1,090,817
February 2006	6.69	5.86	6.08	812,897
March 2006	6.67	5.82	6.63	1,425,056
April 2006	7.55	6.60	7.08	1,066,792
May 2006	7.45	6.01	6.75	1,055,170
June 2006	7.10	5.40	6.00	827,786
July 2006	6.09	4.90	5.47	453,410
August 2006	5.74	4.91	5.45	297,290
September 2006	6.02	5.00	5.13	587,310
October 2006	5.47	4.78	5.10	555,140
November 2006	5.65	4.88	5.30	791,643
December 2006*	6.18	3.93	4.05	1,756,349

(*)         On January 2, 2007, we effected a one-time special distribution in kind of all 11,052,996 Subordinate Voting Shares of the capital of Atrium on a prorate basis to our shareholders. The “ex-distribution” date for the special distribution was December 27, 2006.

ITEM 7.                                                     DIRECTORS AND OFFICERS

7.1                               Directors

Our Board of Directors currently consists of eleven directors. Each director remains in office until the following annual shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant as a result of his or her death, removal or any other cause.

The following table sets forth, for each director, the name, place of residence, principal occupation, security holdings, and the period during which he or she has acted as a director:

Name and Place of Residence	Principal Occupation	Director Since	Number and Percentage of Common Shares Held in the Company

Marcel Aubut Quebec, Canada	Managing Partner Heenan Blaikie Aubut (law firm)	1996	57,500	0.11%

Stormy Byorum(1) New York, USA	Senior Managing Director Stephens Cori Capital Advisors, (a full service, privately owned investment bank)	2001	12,000	—

José P. Dorais(3) Quebec, Canada	Partner Miller Thomson Pouliot LLP (law firm)	2006	—	—

Éric Dupont, PhD(2) Quebec, Canada	Executive Chairman of the Board Æterna Zentaris Inc.	1991	3,767,413	7.1%

Prof. Dr. Jürgen Engel Frankfurt, Germany	Executive Vice President, Global R&D and Chief Operating Officer Æterna Zentaris Inc.	2003	31,279	0.06%

Name and Place of Residence	Principal Occupation	Director Since	Number and Percentage of Common Shares Held in the Company

Jürgen Ernst(2) Brussels, Belgium	Vice Chairman of the Board Æterna Zentaris Inc. Former Managing Director Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	8,850	—

Gilles Gagnon Quebec, Canada	President and Chief Executive Officer Æterna Zentaris Inc.	2002	70,617	0.13%

Pierre Laurin, PhD(2) Quebec, Canada	Executive in Residence HEC Montréal (management faculty of university)	1998	11,200	—

Gérard Limoges, FCA(1) Quebec, Canada	Corporate Director	2004	5,000	—

Pierre MacDonald(1)(2) Quebec, Canada	Chairman of the Board Eurocopter Canada Ltd. (helicopters manufacturer)	2000	11,500	—

Gerald J. Martin California, USA	Corporate Director Former Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories Inc.	2006	—	—

(1)           Member of the Audit Committee.

(2)           Member of the Corporate Governance, Nominating and Human Resources Committee.

(3)           Mr. Dorais was appointed director as the nominee proposed by SGF Santé Inc. on May 3, 2006.

Notes:

Mr. Marcel Aubut served as a director of Albums DF Ltée, a privately held company based in Longueuil, Quebec, from September 5, 1997 to September 16, 2003, which company became bankrupt on December 6, 2003.

Mr. Pierre Laurin served as a director of Microcell Telecommunications Inc. (“Microcell”) from May 1999 until May 2003. Microcell entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the Companies’ Creditors Arrangement Act (Canada). Mr. Laurin was a member of the Special Committee of the Board of Directors of Microcell created in connection with the foregoing restructuring.

Mr. Pierre MacDonald served as a director of Slater Steel Inc. (“SSI”), a manufacturer of specialty steel products from February 1998 until August 2004. SSI and its subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) and under Chapter 11 of the US Bankruptcy Code on June 2, 2003, and they have conducted an orderly wind-down.

7.2                               Executive Officers

The table below sets forth the name, place of residence and the position with Æterna Zentaris of each of its executive officers on the date hereof.

Name and Place of Residence	Principal Occupation

Éric Dupont, PhD Quebec, Canada	Executive Chairman of the Board

Gilles Gagnon Quebec, Canada	President and Chief Executive Officer

Prof. Dr. Jürgen Engel Frankfurt, Germany	Executive Vice President, Global Research and Development and Chief Operating Officer

Name and Place of Residence	Principal Occupation

Dr. Eckhard Günther Frankfurt, Germany	Vice President, Drug Discovery

Mario Paradis, CA Quebec, Canada	Vice President, Finance & Administration and Corporate Secretary

Dr. Matthias Rischer Frankfurt, Germany	Vice President, Pharmaceutical Development

Dr. Manfred Peukert Frankfurt, Germany	Vice President, Medical Affairs

Dennis Turpin, CA Quebec, Canada	Vice President and Chief Financial Officer

During the past five years, the directors and executive officers mentioned above have held their present principal occupations, except as indicated below.

Prof. Dr. Jürgen Engel was, prior to December 2002, Chief Executive Officer of Zentaris AG after having been head of Corporate Research and Development, including drug discovery, at Asta Medica AG in Frankfurt, Germany.

Dr. Eckhard Günther was, prior to December 2002, Head of drug discovery at Zentaris AG after having been at Asta Medica AG in Frankfurt, Germany, for many years as a researcher as well as a manager.

Mario Paradis was appointed Vice President, Finance & Administration on May 2, 2006 and Corporate Secretary on February 27, 2004. He joined the Company as Finance Director in June 1999 and was named Senior Finance Director in 2001.

Dr. Manfred Peukert was, prior to December 2002, Head of Medical Affairs at Zentaris AG, after having been Global Head of Medical Research at Asta Medica AG in Frankfurt, Germany. He has a broad experience in many therapeutic areas with a specific expertise in the management of medical research projects in oncology and endocrinology.

Dr. Matthias Rischer was, prior to December 2002, Head of the Pharmaceutical Development at Zentaris AG, after having taken managerial positions in Pharmaceutical Development at Asta Medica AG in Frankfurt, Germany.

As of March 1, 2007, our directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, approximately 3,983,329 Common Shares, representing 7.5% of our issued and outstanding Common Shares.

ITEM 8.                                                     LEGAL PROCEEDINGS

8.1                               Legal Proceedings

There are no outstanding material legal proceedings to which Æterna Zentaris or any of our subsidiaries is a party, nor, to our knowledge, are any such proceedings contemplated.

ITEM 9.                                                     INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, as of March 1, 2007, (i) none of our directors or executive officers, (ii) no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of our Common Shares, and (iii) no associate or affiliate of any of the persons or companies referred to in (i) and (ii) above, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect us, except as set forth below.

In February 2006, Solidarity Fund (QFL) and SGF Santé Inc., each of whom holds more than 10% of the outstanding Common Shares of the Company, exercised its right to convert its portion of a convertible loan under a loan agreement originally entered into among the Company, Solidarity Fund (QFL) and SGF Santé Inc. in 2003, pursuant to which each of the foregoing shareholders loaned the Company a principal amount of CAN$12.5 million. Upon conversion by Solidarity Fund (QFL) and SGF Santé Inc. of both all principal and interest due under the convertible loan agreement, the Company issued to each of them 3,477,544 Common Shares in accordance with the provisions of the agreement and additional arrangements. Following the conversion and share issuance described above, there remains no amount of indebtedness outstanding under the loan agreement.

ITEM 10.                                              TRANSFER AGENT AND REGISTRAR

10.1                        Transfer Agent and Registrar

The name and principal address of the registrar and transfer agent for the Common Shares, being the only class of our publicly listed securities, is indicated below:

Computershare Trust Company

1500 University Street, 7th Floor

Montreal, Quebec

Canada  H3A 3S8

ITEM 11.                                              MATERIAL CONTRACTS

11.1                        Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contract entered into by us during the financial year ended December 31, 2006 is the agreement dated September 22, 2006, whereby the Company, Atrium and a number of other selling shareholders entered into an underwriting agreement with a syndicate of underwriters led by RBC Dominion Securities Inc. providing for the sale by the Company and such other selling shareholders to the underwriters of an aggregate of 3,930,000 Subordinate Voting Shares of the capital of Atrium at a price of Cdn$15.80 per share (the “Underwriting Agreement”), of which the Corporation agreed to sell to the underwriters 3,485,000 Subordinate Voting Shares of the capital of Atrium. The secondary offering transaction contemplated by the Underwriting Agreement closed on October 18, 2006. A complete copy of the Underwriting Agreement has been filed on the SEDAR website at www.sedar.com under the Company’s profile.

ITEM 12.                                              INTERESTS OF EXPERTS AND AUDIT COMMITTEE DISCLOSURE

12.1                        Names and Interest of Experts

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants. They have prepared an independent auditors’ report dated March 2, 2007 in respect of the Company’s consolidated financial statements as at December 31, 2006 and 2005, with accompanying notes as at and for each of the year in the three-year period ended December 31, 2006. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Quebec and the rules of the US Securities and Exchange Commission.

12.2                        Audit Committee Disclosure

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Audit Committee Charter is attached as Schedule A to this annual Information Form and is also accessible on the Company’s Web site at www.aeternazentaris.com.

Composition of the Audit Committee

Ms. Stormy Byorum, Mr. Gérard Limoges, FCA, who is the Chair of the Committee, and Mr. Pierre MacDonald are the members of the Company’s Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110.

Education and Relevant Experience

The education and relevant experience of each of the members of the Audit Committee are described below.

Stormy Byorum – Ms. Byorum is currently Senior Managing Director of Stephens Cori Capital Advisors, a strategic and financial advisory services company. Before 1996, Ms. Byorum held various positions at Citicorp. Ms. Byorum holds a Master’s of Business Administration (MBA) degree from the University of Pennsylvania.

Gérard Limoges, FCA – Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management School of Université de Montréal (HEC Montréal) in 1966, he became a chartered accountant and partner of Ernst & Young in 1971.

Pierre MacDonald – Mr. MacDonald was Vice President of James Bay Energy Corporation where he was responsible for administration, finance, internal audit and information systems. He subsequently was the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. He then became Vice Chairman of the Treasury Board of the Government of Quebec. Mr. MacDonald served as the Chairman of the Audit Committee of Teleglobe Inc. for six years. He recently completed a term of six years as Chairman of the Risk Management Committee and member of the Audit Committee of the Export Development Corporation. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Masters of Commerce degrees from Laval University in Quebec City.

Pre-Approval Policies and Procedures

Form 52-110F1 requires the Company to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the Audit Committee (attached as Schedule A to this Annual Information Form) provides that it is such committee’s responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees.

External Auditor Service Fees

In addition to performing the audit of the Company’s consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and billed the Company and its subsidiaries the following fees for each of the Company’s two most recently completed financial years. Fees for the financial year ended December 31, 2006 exclude all such fees billed by PricewaterhouseCoopers LLP to the Company’s former subsidiary, Atrium, since, on October 18, 2006, the Company initiated the divesture of its interest in Atrium upon closing of a secondary offering and completed the spin-off by distributing its remaining investment in Atrium to all shareholders on January 2, 2007.

Fees	Financial Year Ended December 31, 2006 $	Financial Year Ended December 31, 2005 $
Audit Fees(1)	252,084	576,757

Audit-Related Fees(2)	149,873	10,220

Tax Fees(3)	29,084	181,029

All Other Fees(4)	56,753	193,554	(5)

Total Fees:	487,794	961,560

(1)          Refers to the aggregate fees billed by the Company’s external auditor for audit services.

(2)          Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for accounting consultations on proposed transactions, and consultations related to accounting and reporting standards.

(3)          Refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)          Refers to the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under (1), (2) and (3) above.

(5)          These fees were primarily incurred in connection with the preparation of a prospectus filed by the Company’s subsidiary, Atrium, as part of its initial public offering in April 2005.

ITEM 13.                                              ADDITIONAL INFORMATION

13.1                        Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal securityholders of the Company and securities authorized for issuance under equity compensation plans, is contained in our Management Proxy Circular dated March 9, 2007, available on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2006.

All information incorporated by reference into this Annual Information Form is contained or included in one of our continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at www.sedar.com. Where a section of this Annual Information Form incorporates by reference information from one of our other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

ITEM 14.                                              FORWARD-LOOKING STATEMENTS

14.1                        Forward-Looking Statements

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, business conditions in the pharmaceutical and related industries, as well as the general economy, changes in governmental regulation, changes in the healthcare industry, competitive factors such as those influencing expenditures for research and development, or the availability of markets for the Company’s products. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this document.

There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this document are made as of the date hereof and the Company undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

SCHEDULE A – AUDIT COMMITTEE CHARTER

1.                           MISSION STATEMENT

The Audit Committee (the “Committee”) will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company’s process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the company’s business, operations, and risks.

The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company’s financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.                           POWERS

The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

•                            Perform activities within the scope of its charter.

•                            Engage independent counsel and other advisers as it deems necessary to carry out its duties.

•                            Set and pay the compensation for any advisors it employs.

•                            Ensure the attendance of company officers at meetings as appropriate.

•                            Have unrestricted access to members of management, employees and relevant information.

•                            Communicate directly with the internal and external auditors.

3.                           COMPOSITION

The Audit Committee shall be formed of three members, each of which shall be a director not holding a management function.

Each member shall provide a useful contribution to the Committee.

All members shall be independent of management.

All members must be financially literate.

The chairperson of the Audit Committee shall be appointed by the Board from time to time.

The term of the mandate of each member shall be one year.

The quorum requirement for any meeting shall be two members.

The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.

MEETINGS

If deemed necessary, the Audit Committee may invite other individuals (such as the Executive Vice President and COO or the Vice President and CFO).

External auditors shall be invited, if needed, to make presentations to the Audit Committee.

The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

The Audit Committee will meet with the external auditors at least once a year without management presence.

The minutes of each meeting shall be recorded.

4.                           ROLE AND RESPONSIBILITIES

A.                     Financial Information

i)                            Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

ii)                         Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

iii)                    Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, prior to filing or disclosure. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

iv)                     Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management’s Discussion and Analysis of financial condition, all sections of the Annual Report and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members’ knowledge about the company and its operations.

v)                        Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification on the company’s controls and procedures disclosure of information and the attestation by management of the financial reports.

vi)                     Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

vii)                  Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

viii)               Meet with management and the external auditors to review the financial statements and the results of the audit.

ix)                     Consider management’s handling of proposed audit adjustments identified by the external auditors.

x)                          Ensure that the external auditors communicate certain required matters to the Committee.

xi)                     Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

xii)                  Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

xiii)              To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

•                  Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

•                  Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company’s operations and financing practices;

•                  Generally accepted accounting principles have been consistently applied;

•                  There are any actual or proposed changes in accounting or financial reporting practices;

•                  There are any significant or unusual events or transactions;

•                  The company’s financial and operating controls are functioning effectively;

•                  The company has complied with the terms and conditions of loan agreements or security indentures; and

•                  The interim financial statements contain adequate and appropriate disclosures.

xiv)             Ensure that the external auditors communicate certain required matters to the Committee.

B.                     External Audit

i)                        Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

ii)                      Consider the independence of the external auditor and any potential conflicts of interest.

iii)                  Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

iv)                 Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

v)                     Make sure to receive periodic reports from the external auditors.

vi)                  Review the external auditors’ scope and plan of the annual audit, as well as the approach for the current year in light of the company’s present circumstances and changes in regulatory and other requirements.

vii)              Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

viii)           Discuss with the external auditor any audit problems encountered in the normal course of audit work, including any restriction on audit scope or access to information.

ix)                   Discuss with the external auditor the appropriateness of the accounting policies applied in the company’s financial reports and whether they are considered as aggressive, balanced or conservative.

x)                      Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

xi)                   Ensure the company has appropriate policies regarding the hiring of audit firm personnel for senior positions after they have left the audit firm.

C.                     Internal Control

i)                        Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

ii)                      Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

iii)                  Satisfy itself as to the adequacy of company’s review procedures regarding disclosure of other financial information.

iv)                   Gain an understanding of the current areas of financial risk and how these are being handled by the management.

v)                        Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

vi)                   Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

vii)                  Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

viii)               Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

D.                     Corporate governance

i)                        Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

ii)                      Periodically obtain updates from management, general counsel, and tax director regarding compliance.

iii)                  Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

iv)                  Review the findings of any examinations by regulatory agencies.

v)                     Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

vi)                  Review periodically the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

vii)               Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

viii)            Review the program for monitoring compliance with the Code of Ethical Conduct.

ix)                    Periodically obtain updates from management and general counsel regarding compliance.

E.                       Other Responsibilities

i)                           Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

ii)                        Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

iii)                  Review, with the company’s counsel, any legal matters that could have a significant impact on the company’s financial statements.

iv)                    Review the policies and procedures in effect for considering officers’ expenses and perquisites.

v)                       If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

vi)                    Perform other oversight functions as requested by the full Board.

vii)                 Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

viii)              Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

ix)                  Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee’s activities and duties to be included in the section on corporate governance in the Annual Report.

x)                     Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

xi)                  Review and update the Committee charter annually.

xii)               Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Revised and approved by the Board of Directors on February 28, 2006.